REAL ESTATE PURCHASE AGREEMENT

DATE: December 5, 2005

SELLER: Kingman Highlands, LLC, an Arizona limited liability company 7890 E. McClain Drive, #5

Scottsdale, AZ 85260

BUYER: Verde Resources Corporation, an Arizona corporation, or assigns

CIO Mike Boyd

Drachman Realty

6436 E. Broadway

Tucson, AZ 85712

ESCROW AGENT: First American Title Co.

2313 Stockton Hill Road

Kingman, AZ 8640 I

This Purchase Agreement (this "Agreement") is made and entered into as of the date first written above by and between Kingman Highlands, LLC, an Arizona limited liability company ("Seller") and Verde Resources Corporation, an Arizona corporation, or assigns ("Buyer") with reference to the following:

RECITALS

A. Seller is the record owner of certain real property located in Mohave County,

Arizona, consisting of approximately 1,100 acres in Sections I and 3, T20N, RI7W (the "Property"). An exact legal description of the Property shall be determined by Escrow Agent and supplied to Buyer promptly upon opening of escrow hereunder.

B. Seller wishes to sell and Buyer wishes to buy the Property.

ARTICLE 1

AGREEMENT OF THE PARTIES

1.1 Agreement. In consideration of the mutual promises and covenants set forth in this Agreement, Seller agrees to sell and Buyer agrees, to incorporate the Recitals set forth above as though fully set forth herein, and to buy the Property on the terms and conditions set forth in this Agreement.

ARTICLE 2

SALES PRICE AND PAYMENT TERMS

2.1 Sales Price. The total sales price (the "Sales Price"), which Buyer agrees to pay for the Property is the sum of One Million Five Hundred Eighty Five Thousand Dollars ($1,585,000) payable as follows:

A. One Hundred Five Thousand Dollars ($105,000.00) in cash or cashier's check as an earnest money deposit (the "First Deposit"), to be delivered by Buyer to Seller directly and outside of escrow no later than three (3) days after expiration of the Title Review Period.

B. One Hundred Five Thousand Dollars ($105,000.00) (the "Second Deposit") together with interest at the rate of seven percent (7%) per annum from the date this Agreement is executed by Buyer and Seller to the date of payment, in cash or cashier's check as an addition to the earnest money deposit, to be delivered by Buyer to Seller directly and outside of escrow no later than six (6) months after execution by Buyer and Seller of this Agreement.

c. One Million Three Hundred Seventy Five Thousand Dollars ($1,375,000.00) in cash or cashier's check payable to Escrow Agent, or by wire transfer of immediately available funds to the account of Escrow Agent, to be deposited in escrow on or before the close of escrow.

2.2 INTENTIONALLY OMITTED.

2.3 Disbursements. Upon the close of escrow, all amounts paid according to Section 2.1(c), less any closing costs payable by Seller, shall be disbursed to or as directed by Seller.

2.4 Non-Refundable Nature of First Deposit and Second Deposit. Except as otherwise provided herein, the First Deposit and the Second Deposit shall be absolutely nonrefundable, except upon a default by Seller. If Buyer fails to make either the First Deposit or the Second Deposit on or prior to the required date, and such failure remains uncured ten (10) days following written notice to Buyer, then upon notice by either party delivered to Escrow Agent prior to such failure being cured, this Agreement shall be immediately terminated and any earnest money previously delivered to Seller shall be retained by Seller and Buyer shall have no right thereto.

ARTICLE 3

TITLE POLICY; REVIEW PERIOD

3.1 Preliminary Title Report; Assurances: Feasibility: etc.

A. Promptly following the Opening Date (as hereinafter defined), Escrow Agent shall deliver to Buyer a current preliminary title report and commitment for title insurance in the full amount of Sales Price (the "Report") regarding title to the Property. The Report shall be delivered by Escrow Agent within five (5) working days of the Opening Date; failure of Escrow Agent to deliver the Report shall not be deemed a defau1t of Seller hereunder. The Report shall show the status of title to the Property as of the date of the Report and shall be accompanied by the best available copies of all documents referred to in the Report.

B. Buyer shall have until the later often days after receipt of the Report or the close of business on December 21, 2005, (the "Title Review Period"), in which to review the Report and any title exception or requirement. If Escrow Agent issues less than three (3) business days before the end of the Title Review Period a supplemental or amended title report showing additional title exceptions (a "First Amended Report"), the Title Review Period shall be extended for a period of three (3) business days from issuance of the First Amended Report. If Buyer is not satisfied as to any exception or requirement to title as shown in the Report or a First Amended Report, Buyer shall have the option to terminate this Agreement by not delivering the First Deposit. If Buyer does not terminate this Agreement by Buyer not delivering the First Deposit, the First Deposit and the Second Deposit shall be retained by Seller and Buyer shall have no right thereto upon later cancellation; it being understood and agreed that Seller shall have no duty whatsoever to eliminate or secure a title endorsement against any exception or requirement or to convey lien-free title; provided, however, that the First Deposit and the Second Deposit shall be returned to Buyer if the Escrow Agent issues any supplemental or amended title report showing additional title exceptions ("Additional Exceptions") subsequent to the date of the Report or any First Amended Report ("Subsequent Amended Report"), and such Additional Exception(s) showing on the Subsequent Amended Report is not cured by Seller prior to Closing.

C. Notwithstanding the foregoing, Seller shall be obligated to convey title to the Property free and clear of all monetary liens and monetary encumbrances (except taxes and assessments which shall be paid pursuant to Section 4.4 (8) below), and Escrow Agent shall be authorized to utilize all or any portion of the sales proceeds payable to Seller to satisfy any such monetary liens or monetary encumbrances. Seller agrees not to voluntarily impose additional liens or encumbrances upon the Property, nor to grant or convey any interests in the Property or cause or permit any matter to appear in the Official Records of the Mohave County Recorder's Office, in Arizona, prior to Closing. Additionally, Seller shall, at or before the Closing, cause to be removed any other title matters objected to by Buyer which were caused or created by Seller (through its acts or omissions) following the Opening Date.

D. If Buyer does not object to an exception or requirement to title as disclosed by the Report or an Amended Report within the applicable time period, such matter shall be deemed to have been approved by Buyer and Buyer shall be deemed to have waived any objection thereto and to have accepted title to the Property subject thereto.

E. Buyer, Buyer's agents and employees shall have the right to enter upon the Property, as of the Opening Date, for the purpose of conducting such engineering, architectural, soil analysis, gas, water and sewer capacity, site or other tests and studies Buyer deems necessary. Upon completion, Buyer shall restore the Property to substantially the same condition which existed prior to Buyer's entry.

In the event the results of Buyer's site studies are unsatisfactory and/or, in Buyer's sole discretion, the Property either will not be adequate for Buyer's intended use or will not be appropriate under Buyer's then-existing investment criteria, Buyer shall have the right to terminate this Agreement by giving written notice of disapproval to Seller. Failure to notify Seller and Escrow Agent in writing of disapproval of any matter under this Section 3.1 (D) on or before December I, 2006, (the "Feasibility Period") shall be deemed Buyer's approval thereof, subject to any title exceptions and rights of Buyer pursuant to Section 3.1(B) and (C).

If Buyer timely terminates or disapproves in the manner set forth in the preceding paragraph, this Agreement shall be deemed null and void and will be of no further force or effect, except as to those matters that survive cancellation.

F. Upon a cancellation in accordance with the provisions of this Section 3.1, all documents deposited in escrow by Seller shall be returned to Seller, and this Agreement shall thereupon terminate, and neither party shall have any obligation to the other; provided, however, that upon the request of Seller, Buyer shall execute and deliver to Seller an executed quit-claim deed to the Property, which may be recorded by Seller in order to clear title.

3.2 Deed. At the close of escrow, Seller shall convey title to the Property to Buyer by special warranty deed (the "Deed") in the form attached hereto as Exhibit "A", subject to matters showing of record in the Report or the Amended Report approved by Buyer and otherwise as agreed to herein and all matters which an accurate survey of the Property or a physical inspection of the Property would disclose.

3.3 Title Policies.

A. At the close of escrow, Seller shall provide Buyer with a standard coverage owner's policy of title insurance issued by Escrow Agent or its title insurance underwriter as title insurer (the "Title Insurer") in the full amount of the Sales Price, effective as of the close of escrow, insuring to Buyer that fee simple title to the Property is vested in Buyer, subject only to the usual printed exceptions and exclusions contained in such title insurance policies, to the matters set forth in Section 3.2 hereof, to those matters approved or deemed approved by Buyer as provided in Section 3.1 hereof, and to any other matters approved in writing by Buyer.

B. The policy to be provided to Buyer shall be a standard coverage policy unless Buyer elects to obtain extended coverage. If Buyer elects extended coverage or any special title insurance endorsements, Buyer shall pay the premium for such extended coverage, inclusive of the cost of any special endorsements. Buyer shall be solely responsible for the cost of endorsements and for satisfying, at its cost, all of Escrow Agent's requirements therefor, including any survey, certification, and the cost of any special endorsements. In no event shall the closing be conditional upon or extended because of Buyer's election to obtain extended coverage or such special endorsements.

ARTICLE 4

ESCROW; CLOSING; AND PRORATIONS

4.1 Escrow. An escrow for this transaction shall be established with Escrow Agent, and Escrow Agent is hereby engaged to administer the escrow. This Agreement constitutes escrow instructions to the Escrow Agent, and a copy shall be deposited with Escrow Agent for this purpose.

4.2 Opening and Closing Dates.

A. Escrow shall be deemed open on the date (the "Opening Date") when one (1) or more fully executed original(s) of this Agreement has been delivered to Escrow Agent. Escrow Agent shall advise Buyer and Seller in writing of the Opening Date.

B. The closing of this transaction and escrow (referred to in this Agreement as the "closing" or the "close of escrow") shall occur on or before 5:00 P.M. on December 1,2006, provided that Buyer shall have the right to elect to close at any time on or before December I, 2006, and after the expiration of the Title Review Period.

4.3 Escrow Cancellation Charges. If the escrow fails to close because of Seller's default, Seller shall be liable for all customary escrow cancellation charges. If the escrow fails to close because of Buyer's default, Buyer shall be liable for all customary escrow cancellation charges. If the escrow fails to close for any other reason, Seller and Buyer shall each be liable for one-half (V,) of all customary escrow cancellation charges.

4.4 Closing Costs and Prorations.

A. Upon the close of escrow, Seller and Buyer each agree to pay one-half (V,) of the escrow charges and recording fees.

ARTICLES

MATTERS RELATING TO THE ESCROW PERIOD

5.1 Possession. Possession of the Property in substantially the same condition as on the Opening Date shall be delivered to Buyer upon the close of escrow. From time to time prior to the close of escrow, Buyer may enter upon the Property with Buyer's representatives and agents for the purpose of examining the Property, conducting soil tests and engineering feasibility studies, and planning the proposed development of the Property, as provided above, provided such investigations do not interfere with the activities of Seller or Seller's permitted occupants on the Property and do not damage the Property. Buyer agrees to indemnify Seller and hold Seller harmless from any injury, cost, liability or expense to person or property arising out of Buyer's exercise of the rights granted by this Section, and this indemnity shall survive the close of escrow or the cancellation of this Agreement. Buyer agrees that, in no event, will Buyer bring or deposit upon the Property any toxic or dangerous substance or item. Prior to the entry of Buyer (and Buyer's agents, consultants, engineers and contractors) onto the Property, Buyer at Buyer's sole cost and expense shall obtain a public liability insurance policy in a form, and from an underwriter licensed to do business in the State of Arizona, both reasonably satisfactory to Seller in an amount not less than one Million Dollars ($1,000,000.00), naming Seller as an additional insured, protecting Seller against any personal injury or property damage that may occur on the Property pursuant to the activities of Buyer (and Buyer's agents, consultants, engineers and contractors) and containing contractual liability coverage pertaining to the Buyer's indemnification obligations contained in this paragraph.

5.2 Condemnation. In the event of the condemnation (or sale in lieu thereof) of more than ten percent (10%) of the total square footage of the Property prior to the close of escrow, Buyer shall have the right to cancel this Agreement by giving written notice of cancellation to Seller and Escrow Agent, in which event the Earnest Money Deposit shall be returned to Buyer together with any interest earned thereon, and this Agreement shall be canceled. If condemnation (or sale in lieu thereof) of less than ten percent (10%) of the total square footage of the Property occurs prior to the close of escrow or if Buyer elects to close the escrow notwithstanding the taking of more than ten percent (10%) of the Property prior to the close, Buyer shall receive all awards or payments made therefor by the condemning authority to which Seller is entitled and shall proceed to close the escrow and pay the total Sales Price.

5.3 Risk of Loss. Except as provided in Article 5 of this Agreement, the risk of loss or damage to the Property and all liability to third persons until the close of escrow shall be borne by Seller. Thereafter, such risk shall be assumed by Buyer.

ARTICLE 6

RELEASE

Buyer has made or will have made prior to closing an on-site inspection of the Property and otherwise investigated the Property to Buyer's complete satisfaction. Seller is hereby released from all responsibility and liability to Buyer, its successors or assigns regarding the size, location, condition (including without limitation the presence of environmental hazards or substances), valuation or utility of the Property. Buyer expressly acknowledges that Buyer has not relied on any warranties, promises, projections or calculations, understandings or representations, express or implied, of Seller or of any agent or representative of Seller, relating to the Property which are not contained in this Agreement, and that Buyer is acquiring the Property in its present condition, "AS IS", with all defects, latent or apparent. Buyer acknowledges that any information of any type which Buyer has received or may receive from Seller or Seller's agents is furnished on the express condition that Buyer shall make an independent verification of the accuracy (including calculations) of such information. All such information is being furnished without any warranty or liability whatsoever. Buyer agrees that Buyer will not attempt to assert any liability against Seller for furnishing such information, and Buyer agrees to indemnify and hold Seller free and harmless for, from and against any and all such claims of liability. This indemnity shall survive the close of escrow or the cancellation of this Agreement.

ARTICLE 7

BROKERAGE

Each party warrants and represents to the other that no real estate sales or brokerage commissions, or finder's fees, are or may be due in connection with this transaction as a result of the act of the party. If any other person shall assert a claim to a finder's fee, brokerage commission or other compensation on account of alleged employment as a finder or broker in the performance of services as a finder or broker in connection with this transaction, the party under whom the finder or broker is claiming shall indemnity and hold the other party harmless for, from and against any such claim and all costs, expenses and liabilities incurred in connection with such claim or any action or proceeding brought on such claim, including, but not limited to, counsel and witness fees and court costs in defending against such claim. This indemnity shall survive the close of escrow or the cancellation of this Agreement.

ARTICLE 8

CONTINGENCIES TO CLOSING

8.1 Access and Suitability. Buyer hereby acknowledges that Seller has disclosed that the Property does not have a right of access ("Right of Access"). Buyer's obligation to close the purchase provided for in this Agreement shall be contingent upon Buyer obtaining during the Feasibility Period assurances, adequate to Buyer in its sole discretion, of access to the Property and suitability of the Property for Buyer's intended use ("Buyer's Intended Use"). Buyer hereby agrees that the First Deposit and the Second Deposit are non-refundable except as provided in Article 3.1 (8) above, and Seller is not, and shall not be deemed to be, in default of this Agreement relating to the Right of Access, the suitability of the Property for Buyer's Intended Use, the permitting and entitlements to be obtained by Buyer as set forth in Section 8.2 below, or for matters of title, other than matters of title that Seller is obligated to remove at or before Closing pursuant to Article 3.1 (C) above.

8.2 Permitting and Entitlements. Buyer's obligation to close the purchase provided for in this Agreement shall be contingent upon Buyer obtaining prior to closing all governmental permits and entitlements, including without limitation a rezoning of the Property, necessary for Buyer to use the Property for Buyer's intended use. Seller agrees to reasonably cooperate with Buyer in obtaining such permits and entitlements, provided however that all such permits and entitlements shall be obtained at Buyer's sole cost and expense.

ARTICLE 9

CLOSING OBLIGATIONS

9.1 Seller's Closing Documents. On or before the close of escrow, Seller shall deposit into escrow the following documents for delivery to Buyer at the close of escrow, each of which shall have been duly executed and, where appropriate, acknowledged:

A. The Deed in the form required by Section 3.2;

B. A Non-Foreign Affidavit;

C. An Affidavit of Value as required by law; and

D. Such other documents as may be necessary or appropriate to consummate this transaction in accordance with the terms of this Agreement.

9.2 Buyer's Closing Delivery. On or before the close of escrow, Buyer shall deposit into escrow the following for delivery to Seller at the close of escrow:

A. Cash in the amount of Sales Price, less any sums already paid to Seller;

B. An Affidavit of Value as required by law; and

C. Such other documents as may be necessary or appropriate to consummate this transaction in accordance with the terms of this Agreement.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties by Seller. Seller represents and warrants to Buyer as follows:

A. The execution, delivery and performance of this Agreement and of all documents to be executed pursuant hereto by Seller have been duly authorized by all necessary action on the Part of Seller, and, upon delivery, this Agreement and all such documents shall constitute valid and binding obligations to Seller, enforceable in accordance with their respective terms;

B. The Property is transferable by Seller by its sole act and deed, and no consent on the part of any other person or entity is necessary to validate the transfer to Buyer;

C. There are no unrecorded licenses, leases or other contractual rights relating to the use or possession of the Property;

D. Seller has not received any notice or written communication from any governmental entity indicating that a condition exists with respect to the Property that violates any county, state or federal law, ordinance, regulation or code; nor has Seller received any written notice or communication from an insurance carrier of the Property regarding dangerous, illegal or other conditions requiring corrective action;

E. There is no litigation or proceeding pending or, to the best of Seller's knowledge, threatened against or relating to any of the Property;

F. To the best of Seller's knowledge, Seller has not used the Property for the production, storage, deposit or disposal of toxic, dangerous or hazardous substances or pollutants, and, to the best of Seller's knowledge, no such substances or pollutants have been placed or located upon the Property during the period of time that Seller has owned the Property, which substances or pollutants, if found upon the Property, would subject the owner of the Property to any damages, penalties or liabilities under any applicable Federal, state or local environmental law.

G. To the best of Seller's knowledge, there are no pending suits or legal actions by any governmental authority for the taking of all or any part of the Property or that allege any violation by Sellers of any applicable laws, rules or regulations of Federal, state, county or local governmental authorities pertaining to the Property or that could result in a lien being imposed upon the Property;

H. The representations and warranties contained in this paragraph shall be true as of the date of this Agreement and shall survive Closing for a period of one (1) year.

10.2 Representations and Warranties by Buyer. Buyer represents and warrants to Seller as follows:

A. The execution, delivery and performance of this Agreement and of all documents to be executed pursuant hereto by Buyer have been duly authorized by all necessary action on the part of Buyer and, upon delivery, this Agreement and all such documents shall constitute valid and binding obligations of Buyer, enforceable in accordance with their respective terms.

ARTICLE 11

REMEDIES

11.1 Seller's Remedies. If Buyer fails to deposit the remainder of the Sales Price in the time and manner set forth in this Agreement or to perform when due any other act required by this Agreement, and such failure is not remedied within ten (10) days' written notice thereof, Seller may cancel this Agreement and the escrow, such cancellation to be effective immediately upon Seller giving written notice of cancellation to Buyer and Escrow Agent, in which event Seller may retain the First Deposit and the Second Deposit paid as consideration for acceptance of this Agreement and for taking the Property off the market and not as a penalty. Cancellation and retention of the First Deposit and Second Deposit shall be Seller's sole remedy.

11.2 Buver's Remedies. If Seller fails to perform when due any act required by this Agreement to be performed, and such failure is not remedied within ten (10) days' written notice thereof, then Buyer shall be entitled to either cancel this Agreement or seek specific performance. Cancellation as a result of Seller's default will be effective immediately upon Buyer giving written notice of cancellation to Seller and Escrow Agent, and upon such cancellation as a result of Seller's default, Buyer shall be entitled to a return of the First Deposit and Second Deposit, if paid by Buyer to Seller.

ARTICLE 12

GENERAL PROVISIONS

12.1 Assignment. Buyer may assign or transfer any right or interest under this Agreement to any entity in which Buyer holds a controlling interest without obtaining Seller's consent.

12.2 Binding Effect. The provisions of this Agreement are binding upon and shall inure to the benefit of the parties and their respective heirs, personal representatives and successors.

12.3 Attorneys' Fees. If any action is brought by either party in respect to its rights under this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and court costs as determined by the court.

12.4 Waivers. No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver be a continuing waiver. Except as expressly provided in this Agreement, no waiver shall be binding unless executed in writing by the party making the waiver. Either party may waive any provision of this Agreement intended for its benefit; provided, however, such waiver shall in no way excuse the other party from the performance of any of its other obligations under this Agreement.

12.5 Construction. This Agreement shall be construed according to Arizona law. References in this Agreement to "Articles" and "Sections" are to the Articles and Sections of this Agreement, unless otherwise noted.

12.6 Time. Time is of the essence of this Agreement.

12.7 Notices. Notices shall be in writing and shall be given by personal delivery, by deposit in the United States mail, certified mail, return receipt requested, postage prepaid, by facsimile transmission, or by express delivery service, freight prepaid. Notices shall be delivered or addressed to Seller and Buyer at the addresses set forth on the first page of this Agreement or at such other address as a party may designate in writing. The date notice is deemed to have been given, received and become effective shall be the date on which the notice is delivered, if notice is given by personal delivery, or two (2) business days following the date of deposit in the mail or with an express delivery service, if the notice is sent through the United States mail or by express delivery service.

12.8 Authorization. Prior to the close of escrow, Buyer and Seller shall each provide the other and Escrow Agent with a certified copy of resolution and incumbency certificate of its Board of Directors or other equivalent document reasonably satisfactory if either is not a corporation, which resolution shall be in full force and effect, approving this transaction and designating the person or persons authorized to sign documents on behalf of Buyer and Seller.

12.9 Time Periods. Except as expressly provided for herein, the time for performance of any obligation or taking any action under this Agreement shall be deemed to expire at 5:00 o'clock P.M. (Arizona time) on the last day of the applicable time period provided for herein. If the time for the performance of any obligation or taking any action under this Agreement expires on a Saturday, Sunday or legal holiday, the time for performance or taking such action shall be extended to the next succeeding day which is not a Saturday, Sunday or legal holiday.

12.10 1031 Exchange. Buyer shall cooperate with Seller to accommodate Seller's possible tax-deferred exchange requirements; provided, however, that Buyer shall incur no expense or delay related to doing so and shall not be required under any circumstance to take title to any property (either real or personal) other than the Real Property.

12.1 I Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in this Agreement. All prior and contemporaneous agreements, representations and understandings of the parties, oral or written, are superseded by and merged in this Agreement. No supplement, modification or amendment of this Agreement shall be binding unless in writing and executed by Buyer and Seller.

12.12 Confidentiality. Neither Buyer nor Seller, nor any broker may disclose the terms hereof to any person or entity except for legitimate business purposes such as seeking investors, pursuing marketing, development, financing, accounting, or legal, etc.

12.13 Counterparts. This Agreement may be executed in counterparts, and each counterpart shall be considered an original. The last party to sign shall deposit all counterparts in escrow.

12.14 Interpretation. The captions of the Sections of this Agreement are for convenience only and shall not govern or influence the interpretation hereof. This Agreement is the result of negotiations between the parties and, accordingly, shall not be construed for or against either party regardless of which party drafted this Agreement or any portion thereof.

12.15 Facsimile Signatures. Telephone facsimile transmissions of signature to this Agreement shall be considered delivery and shall be deemed binding.

SELLER:

KINGMAN HIGHLAND, LLC, an Arizona limited
liability company

By: "Gano Love"

Its Manager

BUYER:

VERDE RESOURCES CORPORATION, a(n)

an Arizona corporation

By: "J. Michael Boyd"

Its President

Escrow Agent:
Escrow Agent hereby accepts the engagement to handle the escrow this established by Agreement in accordance with the terms set forth in this Agreement

When recorded, mail to:

Verde Resources Corporation c/o Mike Boyd

Drachman Realty

6436 E. Broadway

Tucson, Arizona 85712

SPECIAL WARRANTY DEED

For the consideration of the sum of Ten Dollars ($10.00) and other valuable considerations received, KINGMAN HIGHLANDS, LLC, an Arizona limited liability company

("Grantor"), does hereby convey to ___________________________________

("Grantee"), the following described real property (the "Property") situated in Mohave County, Arizona:

SEE EXHIBIT "A" A IT ACHED HERETO AND BY THIS REFERENCE MADE A PART HEREOF

SUBJECT TO: current taxes and other current assessments; patent reservations; all covenants, conditions, restrictions, reservations, easements and declarations, encumbrances, liens, obligations, liabilities or other matters of record or to which reference is made in the public record; any and all facts, conditions, easements, encroachments, rights-of-way, or restrictions which a physical inspection, or accurate ALTA survey, of the Property would reveal; and the applicable zoning and use regulations of any municipality, county, state, or the United States affecting the Property;

AND GRANTOR hereby jointly and severally binds itself and its successors to warrant and defend the title against all of the acts of Grantor and no other, subject to the matters set forth above.

IN WITNESS WHEREOF, Grantor has caused this Special Warranty Deed to be executed this __ day of__________________________,200_.

GRANTOR:
KINGMAN HIGHLANDS, L.L.C., an Arizona limited liability Company
By:
______________________ its Manager

STATE OF ARIZONA )
) ss
County of Maricopa )

The foregoing instrument was acknowledged before me this __ day of

_________________________ , 200_, by , the

Manager of KINGMAN HIGHLANDS, L.L.C., an Arizona limited liability company, for and on behalf thereof.

_________________________________________

Notary Public

My Commission Expires:

__________________

Exhibit "A"
Legal Description of the Property

[to be attached]

I :IFILESIDOCSI WEST3412511691DOCIEY6748.DO C